UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Renews Kipushi Joint Venture with Kumba and

Commissions a Technical and Economic Reassessment

Trading: TSX and AIM: AAA

LONDON, U.K. (September 9, 2005) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that it has renewed its Joint Venture Agreement with Kumba Base Metals ("Kumba") for the potential redevelopment of the Kipushi zinc/copper mine (the "Kipushi Project").

The Kipushi mine is located in the south of the Democratic Republic of Congo ("DRC"), 30 km south-west of Lubumbashi, adjacent to the Zambian border. Under the terms of the Joint Venture, Kumba, a wholly-owned subsidiary of Kumba Resources Limited, can earn a 50% shareholding in the Company's interest in the Kipushi Project.

In addition, a technical and economic reassessment of Kipushi is underway to determine its potential commercial viability in current market conditions, to appraise the mine's physical condition, and to identify key areas for detailed investigation in a subsequent Feasibility Study and associated Environmental and Social Impact Assessment. In addition to updating and re-evaluating previous studies, the reassessment will consider a range of possible concentrate products and evaluate the production of calcine and sulphuric acid.

LQS International has been appointed to co-ordinate the technical aspects of the reassessment and SRK Consulting has been appointed to conduct an environmental and social scan. The reassessment is expected be completed in early November.

"Kipushi is a high grade zinc/copper resource that we are eager to bring to value," said Tim Read, President and CEO of Adastra. "We are delighted that the joint venture with Kumba has been renewed. The economic reassessment will be a key step towards concluding detailed commercial arrangements with Kipushi's owner, La Générale des Carrières et des Mines ("Gécamines")."

About the Kipushi Project

The Kipushi mine is a world-class deposit, with a measured and indicated resource of 16.9 million tonnes (measured: 8,932,231 tonnes; indicated: 8,029,127 tonnes) at an average grade of 16.7% zinc (measured: 10.07% zinc; indicated: 24.21% zinc) and 2.32% copper (measured 2.53% copper; indicated: 2.09% copper), as calculated by Gécamines and verified by Charles Carron Brown of Techpro Mining and Metallurgy, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. The deposit is open along strike and down dip. Zinc and copper were produced at the mine from 1925 to 1993, but production ceased because of a lack of foreign currency and operating supplies. Adastra has an exclusive option to submit a proposal for the redevelopment of the Kipushi zinc-copper mine.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA". It is currently developing several mineral assets in Central Africa, including the Kolwezi copper/cobalt project in the DRC. Adastra's growth strategy emphasises the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

About Kumba

Kumba Resources Limited, one of the largest South African-based mining companies listed on the Johannesburg Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. Included in Kumba's portfolio of assets is the large low cost Zincor refinery near Springs in South Africa with a production capacity of some 120ktpa of refined zinc. Kumba is committed to progressing the Kipushi project for the mutual benefit of all parties and, most importantly, the people of the DRC.

Contact us:

London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

South Africa
Kumba Resources
Doug Taylor
Acting General Manager
Strategy and Business Development
T: +27 (12) 307 4012
F: +27 (12) 307 4092
E-mail: doug.taylor@kumbaresources.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

September 9, 2005

Item 3.	News Release

The News Release dated September 9, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has renewed its Joint Venture Agreement with Kumba Base Metals (“Kumba”) for the potential redevelopment of the Kipushi zinc/copper mine (the “Kipushi Project”).

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 9th day of September, 2005.

SCHEDULE “A”

NEWS RELEASE

Adastra Renews Kipushi Joint Venture with Kumba and

Commissions a Technical and Economic Reassessment

Trading: TSX and AIM: AAA

LONDON, U.K. (September 9, 2005) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that it has renewed its Joint Venture Agreement with Kumba Base Metals ("Kumba") for the potential redevelopment of the Kipushi zinc/copper mine (the "Kipushi Project").

The Kipushi mine is located in the south of the Democratic Republic of Congo ("DRC"), 30 km south-west of Lubumbashi, adjacent to the Zambian border. Under the terms of the Joint Venture, Kumba, a wholly-owned subsidiary of Kumba Resources Limited, can earn a 50% shareholding in the Company's interest in the Kipushi Project.

In addition, a technical and economic reassessment of Kipushi is underway to determine its potential commercial viability in current market conditions, to appraise the mine's physical condition, and to identify key areas for detailed investigation in a subsequent Feasibility Study and associated Environmental and Social Impact Assessment. In addition to updating and re-evaluating previous studies, the reassessment will consider a range of possible concentrate products and evaluate the production of calcine and sulphuric acid.

LQS International has been appointed to co-ordinate the technical aspects of the reassessment and SRK Consulting has been appointed to conduct an environmental and social scan. The reassessment is expected be completed in early November.

"Kipushi is a high grade zinc/copper resource that we are eager to bring to value," said Tim Read, President and CEO of Adastra. "We are delighted that the joint venture with Kumba has been renewed. The economic reassessment will be a key step towards concluding detailed commercial arrangements with Kipushi's owner, La Générale des Carrières et des Mines ("Gécamines")."

About the Kipushi Project

The Kipushi mine is a world-class deposit, with a measured and indicated resource of 16.9 million tonnes (measured: 8,932,231 tonnes; indicated: 8,029,127 tonnes) at an average grade of 16.7% zinc (measured: 10.07% zinc; indicated: 24.21% zinc) and 2.32% copper (measured 2.53% copper; indicated: 2.09% copper), as calculated by Gécamines and verified by Charles Carron Brown of Techpro Mining and Metallurgy, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. The deposit is open along strike and down dip. Zinc and copper were produced at the mine from 1925 to 1993, but production ceased because of a lack of foreign currency and operating supplies. Adastra has an exclusive option to submit a proposal for the redevelopment of the Kipushi zinc-copper mine.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA". It is currently developing several mineral assets in Central Africa, including the Kolwezi copper/cobalt project in the DRC. Adastra's growth strategy emphasises the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

About Kumba

Kumba Resources Limited, one of the largest South African-based mining companies listed on the Johannesburg Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. Included in Kumba's portfolio of assets is the large low cost Zincor refinery near Springs in South Africa with a production capacity of some 120ktpa of refined zinc. Kumba is committed to progressing the Kipushi project for the mutual benefit of all parties and, most importantly, the people of the DRC.

Contact us:

London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

South Africa
Kumba Resources
Doug Taylor
Acting General Manager
Strategy and Business Development
T: +27 (12) 307 4012
F: +27 (12) 307 4092
E-mail: doug.taylor@kumbaresources.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	September 9, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director